Exhibit (a)(ix)

Tender Offer Frequently Asked Questions

1.	Why is DPF conducting a tender offer?

To provide additional liquidity to holders of our unclassified, or “Class E”, shares of common stock that currently have only limited liquidity pursuant to the Class E share redemption program.

2.	What is a modified “Dutch Auction” tender offer?

A modified “Dutch Auction” tender offer allows each stockholder to indicate the price or prices (within a range established by us) at which the stockholder would be willing to sell all or a portion of their shares to us. In this case, we are offering to purchase for cash up to $115 million of our Class E shares pursuant to tenders at a purchase price specified by the tendering stockholders of not greater than $7.36, which equals the net asset value (“NAV”) per Class E share determined in accordance with our valuation procedures as of July 6, 2015, nor less than $6.65 per share subject to the terms and conditions of the tender offer.

3.	Why was the modified “Dutch Auction” format chosen for this tender offer?

The management team and the board of directors decided that the Company will purchase up to $115 million of its Class E shares at a price up to or about the Company’s NAV per share as of July 6, 2015, believing that such an action furthers our goal of maximizing long-term stockholder value while providing enhanced liquidity for those Class E stockholders who desire such liquidity. We recognize that Class E stockholders may desire to tender more than $115 million of Class E shares. The modified “Dutch Auction” structure allows Class E stockholders to select the price at which they are willing to tender their shares and therefore more equitably allocates currently available liquidity to those stockholders seeking more immediate access to such liquidity.

4.	How is the tender offer purchase price determined?

Class E stockholders participating in the tender offer must indicate the specific price or prices at which their shares are being tendered. The purchase price is based on the prices at which stockholders choose to tender their shares. The purchase price will equal the price per share that enables the Company to purchase the maximum number of Class E shares having an aggregate purchase price not exceeding $115 million (or such lesser number if less than $115 million of shares are properly tendered in the offer and not properly withdrawn). As a result, the purchase price may be lower than the current or future NAV. All of the Class E shares purchased pursuant to the tender offer will be purchased for the same price. If the number of Class E shares tendered at or below the purchase price, and not properly withdrawn, would result in an aggregate purchase price of more than $115 million we will purchase such shares on a pro rata basis until we have purchased shares resulting in an aggregate purchase price of $115 million. If you tender Class E shares for a price that is equal to or less than the price ultimately determined to be the purchase price, you will at least have a portion of your shares purchased and you will receive the purchase price for such shares.

For example, let’s assume the following: 14.5 million Class E shares are tendered at $6.95, 7.0 million Class E shares are tendered at $7.10, and 3.5 million Class E shares are tendered at $7.25. In this example, the purchase price would be $7.10 because that is the price at which the maximum number of Class E shares may be purchased by us having an aggregate purchase price not exceeding $115 million.

We would purchase shares tendered at a price equal to $7.10 or less on a pro rata basis; we would purchase 76% of such shares ($115 million divided by $152 million (i.e. 21.5 million shares tendered at or below $7.10 multiplied by the purchase price of $7.10)) for a purchase price of $7.10 per share. Those investors that tendered shares at a price greater than $7.10 would not have any of their shares purchased.

5.	Who receives the benefit if shares are ultimately purchased at a price below the current NAV per Class E share?

If the purchase price in the tender offer is ultimately less than our current NAV per Class E share, any benefit of that discount will be retained by our remaining shareholders. This positive impact may result in better overall total stockholder returns for our remaining stockholders, which may result in a slight increase to the performance-based advisory fee paid to our Advisor. Our purchase of Class E shares under the tender offer will also have other effects, including a reduction in the amount of cash that is available to us for other purposes including making new investments, a reduction in the base management fees to be paid to our advisor, and an increase in the proportionate interest of Class E stockholders that do not tender their shares.

6.	How was the tender offer size of $115 million chosen?

One of the key objectives for the Company is to continue to grow our asset base while providing enhanced liquidity for investors. In evaluating the size of this tender offer, the board of directors and the management team considered many factors with this objective in mind, including our current liquidity profile, acquisition opportunities, and the number of share redemption requests recently received under the Class E stockholder redemption program.

We may increase the number of shares accepted for payment in the tender offer by up to but not more than 2% of the outstanding Class E shares without amending or extending the offer. This could result in the dollar value of the tender offer increasing by up to approximately $23 million.

7.	Has the Board of Directors of the Company adopted a position on the tender offer?

The Board has not made, and is not making, any recommendation to stockholders as to whether or not they should tender their Class E shares or as to the price or prices at which stockholders may choose to tender their Class E shares. Because each stockholder’s investment decision is a personal one, based on their own financial circumstances, no person has been authorized to make any recommendation on our behalf as to whether stockholders should tender their Class E shares pursuant to the tender offer. Each stockholder must make his or her own decision whether to tender Class E shares, and if so, how many shares to tender and the price or prices at which to tender.

8.	Do the Company’s directors or executive officers intend to tender Class E shares in the offer?

The directors and executive officers will not be participating in the tender offer. Furthermore, no directors or executive officers have participated in the share redemption program available to holders of Class A, Class W, and Class I stock.

9.	What if stockholders tender more than $115 million in Class E shares?

If more than $115 million in Class E shares are validly tendered at or below the purchase price, we will purchase such shares on a pro rata basis. This means that all shareholders who validly tender Class E shares at or below the purchase price will have the same percentage of such shares purchased by us.

10.	If I choose not to participate in this tender offer or if only a portion of my shares are redeemed, what will be my options for liquidity in the future?

With respect to our Class E stockholders, our long-term goal is to raise sufficient proceeds in our ongoing primary offering to be able to accommodate those holders of Class E shares who would like us to redeem their shares at NAV through our Class E share redemption program. However, if we are not successful over time in generating liquidity to holders of our Class E shares through the Class E share redemption program, we may continue to explore additional liquidity strategies for our Class E stockholders. Such liquidity strategies could, in addition to more traditional options, include launching additional self-tender offers for Class E shares, seeking a third party interested in making such a tender offer, or entering into a merger agreement in which the holders of our Class E shares receive cash or other consideration in exchange for their Class E shares. There can be no assurances that we will seek or be successful in achieving liquidity strategies for our Class E stockholders within any certain time frame or at all. In any event, our board of directors will seek to act in the best interest of the Company as a whole, taking into consideration all classes of stockholders.

11.	What has been DPF’s recent performance?

We have delivered a total return to our Class E stockholders equal to 28.6% on a cumulative basis and 8.9% on an average annualized basis since the inception of our ongoing public offering of Class A, Class W and Class I shares (measured from 7/12/12 through 6/30/15). This total return is comprised of an average annual distribution return to our Class E stockholders of approximately 5.5% relative to our NAV and a cumulative increase in NAV of approximately 3.4%.

For additional information on our recent performance, we encourage stockholders to consider the information provided in our most recently filed annual report on Form 10-K and quarterly report on Form 10-Q, along with the most recent Portfolio Performance and Operational Review, all of which can be found in the “Investor Relations” section of our website, www.dividendcapitaldiversified.com.

12.	Will this tender offer affect the Class E share redemption program for the third quarter of 2015?

The Company currently expects to continue to redeem Class E shares during the third quarter of 2015 pursuant to its Class E share redemption program. Class E stockholders may submit their shares to both the tender offer and the Class E share redemption program. If stockholders submit their Class E shares to both the tender offer and the Class E share redemption program for the third quarter of 2015, any shares not accepted for purchase through the tender offer will remain eligible for redemption under the Class E share redemption program.

13.	Will there be any distributions paid during the tender offer? If so, how will those be handled?

Distributions declared by our board of directors will accrue on all of your Class E shares on a daily basis during the tender offer period. For Class E shares validly tendered, distributions will cease to accrue on the date that such shares are purchased through the tender offer. Distributions will continue to accrue in accordance with current practice for Class E shares not tendered or not accepted for purchase.

Distributions accrued for Class E shares validly tendered will be paid in October 2015 consistent with our current distribution payment practices. Those stockholders that have 100% of their Class E shares accepted for purchase through the tender offer will have their accrued distributions on such shares paid in cash, regardless of whether they currently participate in the distribution reinvestment plan. Those stockholders who continue to own Class E shares following the tender offer will have their distributions on such shares paid in accordance with their current distribution payment election of cash or participation in the distribution reinvestment plan.

14.	How do stockholders tender some or all of their Class E shares?

The tender offer materials, including the Offer to Purchase, the Letter of Transmittal and other related materials, have been mailed to all Class E stockholders. Stockholders are urged to carefully read all of these materials in their entirety. If you DO NOT wish to sell your Class E shares at this time, no action is required.

If the Class E shares are registered in your name, you may tender some or all of your Class E shares by properly completing the enclosed Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees and any other documents required by the Letter of Transmittal, to DST Systems, Inc. in its capacity as the Depositary for the tender offer at the appropriate address shown on the “Important Instructions and Information” page accompanying the Letter of Transmittal.

If the Class E shares are held through a broker, dealer, commercial bank, trust company, custodian or other nominee, you are not the holder of record on our books and you must contact your broker, dealer, commercial bank, trust company, custodian or other nominee and comply with their policies and procedures and provide them with any necessary paperwork in order to have them tender your shares. Stockholders holding their Class E shares through such broker, dealer, commercial bank, trust company, custodian or other nominee must not deliver a Letter of Transmittal directly to the Depositary. The broker, dealer, commercial bank, trust company, custodian or other nominee holding your Class E shares must submit the Letter of Transmittal that pertains to your shares to the Depositary on your behalf. If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority so to act must be submitted.

15.	What is the maturity or expiration date of the tender offer?

All requests to participate in the tender offer must be received in good order by our transfer agent, DST Systems, Inc., by no later than August 5, 2015 unless we extend the tender offer with a public notice. If applicable, your broker, dealer, commercial bank, trust company, custodian or other nominee may have an earlier deadline to receive all necessary paperwork. You should contact your broker, dealer, commercial bank, trust company, custodian or other nominee for more details.

16.	How will I be notified if the tender offer is extended?

If we extend the offer period, we will issue a press release no later than 9:00 a.m. Eastern Time on the next business day after the expiration date. We cannot assure you that the tender offer will be extended or, if extended, for how long it will be extended.

17.	Will I be notified of any defects in the document I submit?

To the extent practicable, the Company and DST Systems, Inc. will attempt to give notice of any defects or irregularities in tenders, provided, however, that none of the Company or DST Systems, Inc. will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any such notice. Any notice given will be in the form of a letter.

18.	Must I tender all my Class E shares to participate in the tender offer?

No. You may tender all of your Class E shares, a portion of your Class E shares or none of your Class E shares. You are able to tender your Class E shares regardless of how long you have owned them.

19.	When will I get my money?

Payment for validly tendered Class E shares accepted by the Company for purchase will be mailed to each tendering stockholder as soon as practicable after August 5, 2015, the expiration date of the tender offer.

20.	When will I know how many of my Class E shares will be redeemed?

Investors who have validly tendered Class E shares will receive a letter confirming the number of shares redeemed as soon as practical after the expiration date.

21.	How will my transaction be taxed?

If we accept your tender of Class E shares, you will be treated as either having sold or exchanged those shares in a taxable transaction or, under certain circumstances, as a having received a distribution with respect to those shares that is treated as a dividend to the extent it is paid out of our current or accumulated earnings and profits. You should consult your tax advisor regarding the tax consequences of tendering your shares.

22.	How do I withdraw or cancel my request?

You may withdraw any or all Class E shares tendered at any time prior to 5:00 p.m. Central Time on August 5, 2015. To withdraw your tendered Class E shares, you must either (i) call 888-310-9352, or (ii) properly submit a written notice of withdrawal and deliver it, together with any required signature guarantees and any other required documents, to DST Systems, Inc. Please note that a withdrawal letter delivered via a method of delivery other than U.S. mail or overnight courier service will not be accepted.

Forward-Looking Statements

These frequently asked questions contain forward-looking statements. Words such as “may,” “will,” “expect(s),” “could,” “should,” and “continue” and similar statements are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could lead to actual results that are materially different than those described in the forward-looking statements. We cannot give assurance that its expectations will be attained. Readers are cautioned not to place undue reliance on these forward-looking statements. Among the factors that may cause DPF’s results to vary are general economic and business (particularly real estate and capital market) conditions being less favorable than expected, changes in laws or regulations (including changes to laws governing the taxation of real estate investment trusts), failing to meet capital raising goals and other risks detailed in our 2014 Annual Report and our Annual Report on Form 10-K filed with the SEC (which is available at www.sec.gov), as well as risks detailed in our other filings made from time to time with the SEC. Except as required by applicable securities laws, DPF undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.